From:Andrew Chien

China Bull Management Inc.

665 Ellsworth Avenue

New Haven, CT 06511

Tel: 203-5628899

Fax: 866-5716313

VIA Edgar

January 12, 2012

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549-7010

Re: China Bull Management Inc. (the "Company")

Registration Statement of Form S-1/A

File Number: 333-178476

Attention: Lilyanna L. Peyser

Subject: Broker-Dealer’s Function

Dear Sir or Madam:

Here is the supplementary information regarding Comments 11, dated January 10, 2012.

Wikipedia gave broker-dealer an explanation

http://en.wikipedia.org/wiki/Broker-dealer

“When executing trades for its own account, the institution is said to be acting as a "dealer." Securities bought from clients or other firms in the capacity of dealer may be sold to clients or other firms acting again in the capacity of dealer, or they may become a part of the firm's holdings.”

Since dealer has the right to consider their customers holding as their own holdings. We list E*trade,…, as selling shareholders legitimate.

Sincerely Yours,

/s/Andrew Chien

President